United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: March 3, 2011

IR Contact Information ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, March 3, 2011	www.gruma.com

GRUMA ANNOUNCES THE CANCELLATION OF PLEDGES

 INCURRED WITH RESPECT TO SEVERAL CREDIT FACILITIES

AND ITS PERPETUAL BOND

Monterrey, N.L., Mexico, March 3, 2011 - In connection with its communication dated February 21, 2011, GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB), today announced that all of the actions necessary for the cancellation of the pledges granted pursuant to the following contracts have been concluded:

  Loan agreement executed with Deutsche Bank Trust Company Americas, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of US$668.3 million, dated October 16, 2009;

  Syndicated loan agreement executed with BBVA Bancomer, S.A. Institucion de Banca Multiple Grupo Financiero BBVA Bancomer, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of US$197.0 million, dated October 16, 2009; and

  First Supplemental Indenture dated October 21, 2009, to the Indenture dated December 3, 2004, in relation to the 7.75% Perpetual Bonds executed with Bank of New York Mellon as Trustee.

Consequently, all of the pledge agreements related to the aforementioned contracts have been terminated.

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.